     As filed with the Securities and Exchange Commission on August 31, 1999
                                               Registration No. 333-
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------


                          ENERGY BIOSYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                                         04-3078857
  (State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                        Identification Number)

                          4200 RESEARCH FOREST DRIVE
                           THE WOODLANDS, TEXAS 77381
                                 (281) 419-7000
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                                PETER POLICASTRO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           4200 RESEARCH FOREST DRIVE
                           THE WOODLANDS, TEXAS 77381
                                 (281) 419-7000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                      ------------------------------------

                                   Copies to:
                                JEFFREY R. HARDER
                             ANDREWS & KURTH L.L.P.
                        2170 BUCKTHORNE PLACE, SUITE 150
                           THE WOODLANDS, TEXAS 77380
                                 (713) 220-4801
                      ------------------------------------


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of the Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                      ------------------------------------


                                              CALCULATION OF REGISTRATION FEE


==================================================================================================================================
                                                              Proposed maximum        Proposed maximum
        Title of each class of             Amount to be        offering price        aggregate offering     Amount of registration
      Securities to be registered           registered          per share (1)            price (1)                    fee
--------------------------------------- ------------------- ---------------------  ---------------------- ------------------------
Common Stock, par value $0.01 per            4,874,943              $2.05                $9,993,633                $2,778.23
share..................................
======================================= =================== =====================  ====================== ========================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low sales price per share of the Registrant's common stock on the Nasdaq National Market on August 26, 1999.

                      ------------------------------------


         THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933.


-------------------------------------------------------------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  Subject to completion, dated August 31, 1999


                                  4,874,943 SHARES

                            ENERGY BIOSYSTEMS CORPORATION

                                    COMMON STOCK

         The selling stockholders listed on page 8 may offer and resell up to 4,876,443 shares of our common stock under this prospectus, for each of their own accounts. The number of shares the selling stockholders may sell includes shares of common stock currently issued and outstanding, as well as shares of common stock that they may receive if they exercise their warrants. We will not receive any proceeds from these sales, but we will receive proceeds from the exercise of any warrants.

         Our common stock is quoted on the Nasdaq National Market under the symbol "ENBC." On August 26, 1999, the last sale price of our common stock was $2.03.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The date of this prospectus is August 31, 1999.

                                  RISK FACTORS

         INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN THE COMMON STOCK.

         THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

-        COMMERCIALIZATION OF OUR TECHNOLOGY IS RISKY BECAUSE OF NUMEROUS
         UNCERTAINTIES

         Since our inception, we have primarily researched and developed our biocatalytic desulfurization, or BDS, process. We must conduct substantial additional research, development and testing to determine the commercial viability of the BDS process. We have not proven this process beyond a limited extent in laboratory, bench-scale and pilot plant trials. Our ability to make BDS commercially viable depends greatly on our success in:

         1. achieving improvement of our biocatalyst, which is the biological agent responsible for the desulfurization, including the manipulation of the genes responsible for desulfurization activity to increase the reaction rate and extent of the biocatalyst;

         2. improving the rate at which sulfur molecules transfer from petroleum to the biocatalyst;

         3.       more fully developing the catalyst regeneration process;

         4. developing a bioreactor for use with the BDS process capable of operating at commercial levels of throughput and desulfurization;

         5. identifying economically viable processes for commercial-scale sulfur coproduct recovery; and

         6.       marketing the BDS process effectively.

         We may never accomplish these objectives, or we may take a longer time than anticipated to accomplish them. If we take a longer time than anticipated to accomplish them, we may require additional capital to continue the development and commercialization of the BDS process. We cannot assure that capital will be available or that we will successfully commercialize the BDS process.

-        WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NOT BE PROFITABLE IN
         THE FUTURE

         We have incurred net losses since our inception and expect losses to increase in the foreseeable future as we continue to expend capital for the ongoing development and commercialization of our BDS technology. Our only revenue to date from the use or sale of our technology has been the initial payment of a license fee of $200,000 in 1998. At December 31, 1998, we had an accumulated deficit of $67.2 million. We remain uncertain about the amount of time required for us to become profitable. We cannot ensure that we will achieve sustained profitability, if at all.

-        WE WILL NEED ADDITIONAL FUNDS

         Our operations to date have consumed substantial amounts of cash. We expect this negative cash flow from operations to continue in the foreseeable future. We believe that our existing capital resources will be sufficient to fund our operations through mid 2001. Thereafter, we will need to raise additional funds to continue development and commercialization of our technology. We may seek additional funding through public or private financings, including equity financings, and through collaborative arrangements. Adequate funds may not be available when needed or on terms acceptable to us. Our inability to raise funds when needed may require us to delay, scale back or eliminate some or all of our research and product development programs.

-        WE WILL INITIALLY REQUIRE A THIRD PARTY TO MANUFACTURE OUR BIOCATALYST

         We intend to manufacture, at our own facility, a quantity of biocatalyst sufficient only for our in-house research and pilot plant needs. We expect that initially a third party will manufacture the biocatalyst to be employed in the commercial BDS process, including its manufacture at each BDS unit site for startup quantities. We have discussed non-exclusive biocatalyst supply arrangements with several parties we believe capable of satisfying our supply requirements. If we fail to enter into agreements for the supply of commercial quantities of biocatalyst, we may establish our own fermentation facilities. This could delay commercialization of the BDS process and require significant capital expenditures.

-        WE CANNOT ASSURE THAT THE MARKET WILL ACCEPT THE BDS PROCESS

         The BDS process will require significant capital expenditures by refiners and producers. Historically, the refining and oil production industries have been reluctant to accept new technologies. We may have difficulty in obtaining these industries' acceptance of the BDS process. Also, economic conditions in these industries' may affect the rate of purchase of our BDS process. These industries have had periods of depressed profitability, and fluctuations in the price of crude oil and finished products substantially affect their performance. Oil production and drilling activity greatly depend on the level and volatility of oil prices.

- WE RELY ON STRINGENT ENVIRONMENTAL REGULATIONS TO CREATE DEMAND FOR OUR TECHNOLOGY

         Demand for the BDS process depends greatly on legislation and regulations in the US, Europe and Asia that specify stringent environmental quality standards and that impose penalties for noncompliance. Amendments to the federal Clean Air Act required the US Environmental Protection Agency, or EPA, to develop maximum sulfur content standards for highway diesel fuel and new standards for gasoline content. In response, the EPA promulgated regulations specifying the maximum sulfur content of highway diesel fuel in 1990 and regulations for a reformulated gasoline program in 1994. Western Europe and certain Asian counties have adopted similar regulations on the maximum sulfur content of diesel fuel. We expect that European and Asian countries will adopt and enforce additional standards requiring a reduction in the sulfur content of petroleum products. Any reduction of severity in current regulations, lax enforcement of current regulations, delay in implementation and enforcement of planned regulations, or reduction of severity in planned or anticipated regulations worldwide may delay or decrease the worldwide demand for our BDS process.

-        WE DEPEND ON A STRONG PATENT POSITION AND PROPRIETARY TECHNOLOGIES

         Our success depends heavily upon our proprietary technologies. In total, we have rights to 27 US and 35 foreign patents. In addition, we have 13 patent applications pending in the US patent office and more than 70 foreign patent applications pending to cover the BDS technology and the molecular cloning of the biocatalyst genes. We cannot ensure the scope, validity or value of such patents, patent applications or related intellectual property rights. Furthermore, we cannot ensure that the steps we have taken to protect these proprietary technologies will be adequate to prevent misappropriation of these technologies by third parties, particularly where third parties may independently develop similar technologies, duplicate any of our technologies or design around any of our proprietary technologies. Any misappropriation could materially and adversely affect us. Although we believe that none of our proprietary technologies infringe the patent or other proprietary rights of third parties, we cannot assure that infringement claims will not be asserted against us in the future or that any such claims will not require us to enter into license arrangements or result in litigation. In the event that we are required to obtain licenses to patents or other proprietary rights of third parties, we cannot assure that any required licenses would be made available to us on terms acceptable to us, or at all. If we do not obtain such licenses, we could face delays in commercializing our BDS technology or find that we cannot commercialize our BDS technology while we attempt to design around such patents. In addition, to the extent that we seek to protect our proprietary technologies overseas, we cannot assure that our actions to protect our proprietary technologies will be adequate under the laws of certain foreign countries, which may not protect our proprietary rights to the same extent as do the laws of the United States.

         We rely on secrecy to protect our proprietary technologies in addition to patent protection, especially where patent protection is not believed to be appropriate or obtainable. We have entered into confidentiality agreements with our employees, licensors and certain of our collaborators and consultants. We cannot ensure that these parties will honor their obligations of confidentiality, that other parties will not otherwise gain access to our trade secrets or that we can effectively protect our rights to our unpatented trade secrets.

-        WE DEPEND ON COLLABORATORS FOR ASSISTANCE IN PRODUCT DEVELOPMENT

         Due in part to our small size, we depend on collaborative relationships for development of certain key components of the BDS process, and our commercialization strategy requires continued dependence on these relationships. We signed an agreement with Kellogg Brown & Root, or Kellogg, to provide the basic engineering designs necessary for BDS implementation at customer sites. We entered into alliances with:

         1. TOTAL Raffinage Distribution, S.A., or TOTAL, relating to the application of the BDS process to diesel fuel;

         2. Koch Refining Company, or Koch, to develop the BDS process for certain gasoline products; and

         3. Texaco Group, Inc., or Texaco, to develop a process for desulfurizing high-sulfur crude oil.

         Each alliance partner currently provides technical assistance during the development of the BDS process. Collaborative arrangements involve risks that the participating partners may disagree on business decisions and strategies, which may result in delays, additional costs or litigation. Our inability to successfully maintain existing collaborative relationships or enter into new collaborative relationships could materially and adversely affect us.

-        WE HAVE LIMITED MARKETING EXPERIENCE

         We have limited experience marketing our BDS technology, and we have assembled only a small sales and marketing staff. We cannot ensure our ability to successfully implement our sales and marketing plan.

- WE RELY HEAVILY ON A FEW KEY EMPLOYEES FOR MANAGEMENT AND PRODUCT DEVELOPMENT EFFORTS

         We depend on the efforts of our executive officers, scientists and other key employees, the loss of any one of whom could have materially and adversely affect us. Shortages of qualified scientists within certain disciplines may occur and competition for the services of qualified scientists may intensify. We may not succeed in recruiting or retaining these personnel in the future.

-        WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

         Various federal and state laws regarding protection of the environment and employee health and safety may subject certain of our current and planned operations to regulation. In our current research and development activities, we generate small quantities of solid and hazardous wastes that are subject to regulation under the Resource Conservation and Recovery Act, or RCRA, and various other federal and state regulations. Our research and development activities are also subject to the Occupational Safety and Health Act, or OSHA, and similar state laws and regulations. Upon completion of the development of our technology, our operations will be subject to the full scope of environmental and employee health and safety regulations including not only RCRA and OSHA, but also the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, or TSCA, and other applicable state and federal environmental laws and regulations. In addition, sales of the BDS technology outside the US will require compliance with the regulations of foreign countries. Failure to comply with applicable regulations may adversely affect us.

-        WE FACE HEAVY COMPETITION

         We expect competition from suppliers of existing desulfurization technology and processes in place at oil refineries. These companies have well-established relationships in the refining industry and have substantially greater financial, technical and human resources than us. In addition, other companies may develop new desulfurization technologies competitive with or superior to our BDS technology.

-        WE HAVE A CONCENTRATION OF STOCK OWNERSHIP AMONG OFFICERS AND DIRECTORS

         Our officers and directors and Ethyl Corporation, which has the right to designate a director, beneficially owned approximately 15% of our common stock as of July 31, 1999. Accordingly, these stockholders can exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

-        OUR STOCK PRICE IS VOLATILE

         The market price of our common stock, like other emerging technology companies, has been highly volatile. In the future, the market price of our common stock could fluctuate substantially due to a variety of factors, including the results of research or collaborative programs relating to us or our competitors, governmental regulation, developments in patent or other proprietary rights of us or our competitors, fluctuations in our operating results and fluctuations in the market prices of emerging technology stocks and market conditions in general.

- DIVIDENDS ON OUR PREFERRED STOCK DILUTE OWNERSHIP IN OUR COMMON STOCK AND CREATE A DEFICIENCY IN BOTH FIXED CHARGES AND IN PREFERRED STOCK DIVIDEND COVERAGE

         We pay dividends on our preferred stock with our common stock, although we may pay dividends in cash or a combination of common stock and cash. Dividends will be payable on the preferred stock only when, as and if declared by our Board of Directors as permitted under Delaware law. We have incurred net losses since our inception, and we expect our losses to increase in the foreseeable future. While we intend to pay dividends on the preferred stock in common stock, we anticipate that we will continue to incur losses and thus will continue to have a deficiency in fixed charges and preferred stock dividend coverage. Preferred stock dividends may be paid only out of capital surplus (within the meaning of the Delaware General Corporation Law) or out of our net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Unpaid dividends do not earn interest. Dividends may be paid from a portion of the net proceeds of this offering. We have issued a total of 564,411 shares of common stock to date as dividends on the preferred stock. In addition, the dividend payment due on the Series B Preferred Stock for May 1999 has not been paid and is in arrears.

- CERTAIN CHARTER AND BYLAW PROVISIONS AND OUR STOCKHOLDER RIGHTS PLAN MAY NEGATIVELY AFFECT THE STOCKHOLDERS

         Certain provisions of our charter, bylaws and rights plan may discourage proposals by third parties to acquire a controlling interest in us, which could deprive stockholders of the opportunity to consider an offer that would be beneficial to them.

-        FUTURE SALES OF COMMON STOCK MAY NEGATIVELY AFFECT THE STOCKHOLDERS

         On June 30, 1999, 6,569,557 shares of our common stock were outstanding, 1,294,616 shares of common stock were issuable upon conversion of shares of our preferred stock and 905,492 shares of common stock were issuable upon the exercise of outstanding options and warrants (including the preferred stock issuable upon the exercise of outstanding warrants). Future sales of substantial amounts of our common stock in the public market could have an adverse effect on prevailing market prices of the common stock and the marketability of and price obtainable for shares of the common stock.

-        OUR COMMON STOCK COULD BE DELISTED FROM NASDAQ

         Although our common stock meets the current listing requirements of, and presently lists on, the Nasdaq National Market, we must maintain certain minimum financial requirements for continued inclusion on Nasdaq. If we cannot satisfy Nasdaq's maintenance requirements, Nasdaq may delist our common stock. In such event, trading in our common stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of our common stock could be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reductions in security analysts' and the news media's coverage of us, and lower prices for our common stock than it might otherwise attain.

-        STOCKHOLDERS FACE THE RISKS OF HOLDING "PENNY STOCKS"

         If Nasdaq delisted our common stock, it could become subject to Rule 15g-9 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of the holders of our common stock to sell their shares in the secondary market.

         Regulations of the Securities and Exchange Commission, or the Commission, define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. The Commission also requires disclosure about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, the Commission requires monthly statements to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         These penny stock restrictions will not apply to our common stock if Nasdaq continues to list it and has certain price and volume information provided on a current and continuing basis or meets certain minimum net tangible assets or average revenue criteria. We cannot ensure that our common stock will qualify for exemption from these restrictions. Even if our common stock were exempt from such restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If our common stock were subject to the rules on penny stocks, the market liquidity for our common stock could be severely and adversely affected.

-        WE MAY BE AFFECTED BY YEAR 2000 COMPUTER PROBLEMS

         Many computer software applications and operating programs written in the past may not properly recognize calendar dates beginning in the year 2000. This failure could cause computer systems to shut down or provide incorrect information. We plan to prepare our computer systems and related software to accommodate sensitive information relating to the year 2000. We expect that any additional costs to prepare these systems and software for the year 2000 will not be material to our financial condition or results of operations. We cannot assure that year 2000 related computer problems or expenses will not arise with our computer systems and software or those of our vendors and customers.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by any of the selling stockholders. We will use any proceeds we receive from the exercise of warrants for general corporate purposes.

                              SELLING STOCKHOLDERS


         This prospectus covers a total of 4,874,943 shares of common stock to be sold by the selling stockholders, including

         -        4,214,820 shares of common stock issued and outstanding
         - 660,123 shares of common stock issuable upon exercise of outstanding warrants

         On June 22, 1999, we completed a private placement of 4,214,820 shares of common stock and warrants to purchase 646,623 shares of common stock.

         On August 25, 1999, we granted warrants to purchase 13,500 shares of our common stock, subject to customary anti-dilution adjustments, to one of the selling stockholders.

         We granted certain registration rights to the investors in the above-described transactions. This prospectus serves to register all of the shares of common stock subject to those registration rights.

         The table on the following page lists:

         -        all of the selling stockholders
         - the number of shares of common stock owned by each selling stockholder immediately prior to the private placement;
         - the number of shares of common stock (including those shares of common stock underlying warrants) covered by this prospectus; and
         - the amount of shares of common stock that will be owned by each selling stockholder assuming that each selling stockholder sells all of his or her shares of common stock that this prospectus registers


                                         SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS


                                            SHARES OF                                                      NUMBER
                                          COMMON STOCK                                                  OF SHARES OF
                                              OWNED                      ISSUABLE UPON                 COMMON STOCK
                                            PRIOR TO                      EXERCISE OF                 OWNED AFTER THE
       NAME OF SELLING STOCKHOLDER       THE OFFERING(1)  OUTSTANDING      WARRANTS         TOTAL         OFFERING
---------------------------------------- ---------------  -----------    -------------      ------    ---------------
Dean Anderson............................         0           69,597         13,919         83,516            0
Asphalt Green, Inc.......................       777            8,000              0          8,000          777
Butler Family LLC........................       895           12,000              0         12,000          895
R.J. Comeaux.............................     3,427            5,600              0          5,600        3,427
Curran Partners L.P......................         0           75,000         15,000         90,000            0
Dean Witter Foundation...................     3,152           12,000              0         12,000        3,152
Ethyl Corporation........................   300,995          138,900              0        138,900      300,995
Larry N. Feinberg........................         0          125,000         25,000        150,000            0
The Ferris Hamilton Family Trust.........         0           22,000              0         22,000            0
Beverly Flaks............................         0           30,000          6,000         36,000            0
David A. Flaks...........................     1,524                0         56,648         56,648        1,524
Fred & Lucy Giampino.....................         0            6,000              0          6,000            0
Susan Uris Halpern.......................         0            3,000              0          3,000            0
David C. Halpert.........................       269            3,000              0          3,000          269
Bryan D. Harris..........................       428           15,000          3,000         18,000          428
Bryan D. Harris, Trustee
Bryan D. Harris..........................
DDS Money Purchase Plan..................         0           25,000          5,000         30,000            0
Helen Hunt...............................       598            8,000              0          8,000          598
Public Employee Retirement System of
Idaho....................................    18,505           38,000              0         38,000       18,505
Frederick L. Jacobson....................         0            6,000              0          6,000            0
The Jennifer Altman Foundation...........     7,744           16,000              0         16,000        7,744
Keystone, Inc............................    92,244          250,000         50,000        300,000       92,244
Kingdon Associates.......................         0          150,000         30,000        180,000            0
Kingdon Family Partnership, L.P..........         0           40,000          8,000         48,000            0
Kingdon Partners.........................         0          115,000         23,000        138,000            0
Lazar Foundation.........................     4,467           12,000              0         12,000        4,467
Leonard Kingsley.........................       598            8,000              0          8,000          598
William E. Konrad, Trustee for the
William E. Konrad Trust..................   126,642          500,000              0        500,000      126,642
M. Kingdon Offshore, NV..................         0          695,000        139,000        834,000            0
Mary Ann S. Hamilton Trust for Self......       897           12,000              0         12,000          897
John T. McCamant.........................         0                0         56,648         56,648            0
The Meehan Investment Partnership I, L.P.       598            6,000              0          6,000          598
Thomas E. Messmore.......................     6,428           25,000          5,000         30,000        6,428
City of Milford Pension & Retirement
Fund.....................................     9,838           31,000              0         31,000        9,838
Domenic J. Mizio.........................     1,196           15,000              0         15,000        1,196
Morgan Trust Co. of the Bahamas Ltd. as
Trustee MDG Trust No. BT-2260 U/A/D
11/30/93.................................         0           28,000              0         28,000            0
Nicola Mullen............................         0            8,000              0          8,000            0
Murray Capital, LLC......................         0           22,000              0         22,000            0
NFIB Corporate Account...................     4,553           15,000              0         15,000        4,553
William E. Nasser, Trustee, U/I
William E. Nasser, dated 3/17/95.........         0           27,778              0         27,778            0
State of Oregon PERS/ZCG.................    23,684          633,000              0        633,000       23,684
Psychology Associates....................     5,000            6,000              0          6,000        5,000
J. Daniel Ramsey, III....................         0                0        126,245        126,245            0
Roanoke College..........................     3,490           15,000              0         15,000        3,490
SAMCO Capital Markets, Inc...............         0                0         84,163         84,163            0
Special Situations Private Equity
Fund, L.P................................         0          277,778              0        277,778            0
Tab Products Co. Pension Plan............         0           23,000              0         23,000            0
Wells Family LLC.........................         0           23,000              0         23,000            0
Harold & Grace Willens...................         0            8,000              0          8,000            0


                                       -8-


State of Wisconsin Investment Board......         0          455,556              0        455,556            0
Wolfson Investment Partners LP...........     3,008           15,000              0         15,000        3,008
Woodlands Operating Company, L.P.........         0                0         13,500         13,500            0
William D. Young and Sharyn L. Young.....         0           83,500              0         83,500            0
A. Carey Zesiger.........................         0           12,000              0         12,000            0
Albert L. Zesiger........................     5,276           38,111              0         38,111        5,276
Alexa L. Zesiger.........................         0           12,000              0         12,000            0
Anne N. Zesiger..........................         0            6,000              0          6,000            0
Barrie Ramsay Zesiger....................     1,794           23,000              0         23,000        1,794
Jeffrey A. Zesiger.......................         0            6,000              0          6,000            0

---------------------------
(1) All of the selling shareholders listed below shall hold less than 1% of the outstanding shares of our common stock after this offering, except the following shareholders with the following percentages:


         Ethyl Corporation................................ 4.6%
         Keystone, Inc.................................... 1.4%
         William E. Konrad, Trustee for the William
         E. Konrad Trust.................................. 1.9%

         Messrs. Comeaux, Messmore and Nasser have served as our directors for at least the last three years. Mr. Nasser serves as our Chairman of the Board of Directors. Mr. Young has served as a director since 1997.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer the shares of common stock subject to this prospectus from time to time for their own account in transactions on The Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The methods by which the shares may be sold include:

         1. a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         2. purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         3. ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         4.       privately negotiated transactions.

         We will not receive any of the proceeds from the sale of the shares of common stock subject to this prospectus by the selling stockholders except for payment of the exercise price in the event that the warrants are exercised. We have agreed to bear certain expenses in connection with the registration and sale of the shares being offered by the selling stockholders. The selling stockholders and any broker-dealers participating in the distribution of the shares of common stock subject to this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of shares by the selling stockholders and any commissions received by any such broker-dealers may be deemed to be underwriting commission under the Securities Act.

         The shares of common stock subject to this prospectus have not been registered for sale by the selling stockholders under the securities laws of any state as of the date of this prospectus. Brokers or dealers effecting transactions in the shares should confirm registration thereof under the securities laws of the states in which such transactions occur, or the existence of any exemption from registration.

         If underwriters are used in any offering of shares of common stock, the underwriter or underwriters with respect to such offering will be named in a prospectus supplement. Only underwriters named in a prospectus supplement will be deemed to be underwriters in connection with the shares of common stock offered thereby. Firms not so named will have no direct or indirect participation in the underwriting of such common stock, although such a firm may participate in the distribution of such common stock under circumstances entitling it to a dealer's commission. Unless otherwise set forth in the prospectus supplement relating to such offering, any underwriting agreement pertaining to any offering of shares of common stock will:

         1. entitle the underwriters to indemnification by us and the selling stockholders against certain civil liabilities under the Securities Act;

         2. provide that the obligations of the underwriters will be subject to certain conditions precedent; and

         3. provide that the underwriters will be obligated to purchase all shares of such common stock so offered if any shares are purchased.

         If underwriters are used in any offering of common stock, the names of such underwriters, the anticipated date of delivery and other material terms of the transaction will be set forth in the prospectus supplement relating to such offering.

         Underwriters, brokers and dealers may engage in transactions with or perform services for us in the ordinary course of business.

         Offers to purchase common stock may be solicited, and sales thereof may be made, by the selling stockholders directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. Certain of such purchasers may be deemed to be underwriters with respect to any resale by them of common stock so acquired. This prospectus may be delivered by any such purchaser in connection with any such resales. Such resales may be through underwriters, brokers or dealers, or directly to one or more purchasers, all in the manner described above.

                                  LEGAL MATTERS

         Andrews & Kurth, L.L.P. will issue an opinion about the legality of the shares for us.

                                     EXPERTS

         Arthur Andersen LLP, independent public auditors audited the financial statements included in this prospectus and registration statement as set forth in its report regarding those financial statements. We have included their financial statements and report in reliance on the authority of the firm as an expert in giving the report.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

         1. The description of our common stock contained in our Registration Statement on Form 8-A filed on January 25, 1993, as amended by Post-Effective Amendment No. 1 filed with the Commission on March 15, 1993.

         2. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999.

         4. Our Definitive Proxy Statement for our annual meeting of shareholders filed on April 27, 1999.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          Energy BioSystems Corporation
                           4200 Research Forest Drive
                           The Woodlands, Texas 77381
                                 (281) 419-7000
                              Attention: Secretary

-------------------------------------------------------------------------------



WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION (OTHER THAN THIS PROSPECTUS) OR TO MAKE ANY REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR A SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR OUR AFFAIRS HAVE NOT CHANGED SINCE THE DATE THEREOF.

                      ------------------------------------



                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----
Prospectus Summary........................................................1
Risk Factors..............................................................2
Use of Proceeds...........................................................7
Business..................................................................7
Selling Stockholders......................................................7
Legal Matters............................................................10
Experts..................................................................10
Where You Can Find More Information......................................10


---------------------------------------------------------------------------



                                ENERGY BIOSYSTEMS
                                   CORPORATION


                                4,874,943 Shares


                                  Common Stock



                               ------------------


                                   PROSPECTUS

                               ------------------







                                 August 31, 1999
------------------------------------------------------------------------------

                                     PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.


SEC registration fee............................  $            2,778
NASD filing fee.................................              17,500
                                                  ------------------
Blue Sky fees and expenses......................                  --
Legal fees and expenses.........................              20,000
                                                  ------------------
Accounting fees and expenses....................                  --
Transfer agent and registrar fees...............  ------------------
Miscellaneous fees and expenses.................  ------------------
         TOTAL                                    $           40,278
                                                  ==================


ITEM 15.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law ("DGCL"), INTER ALIA, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

         Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         Article Sixth, Section (f) of the Company's Amended and Restated Certificate of Incorporation, as amended, limits under certain circumstances the liability of the Company's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director
(i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or
(iv) for any transaction from which the director derived an improper personal benefit.

         The Bylaws of the Company provide for indemnification of the directors, officers and employees of the Company to the full extent permitted by law. The Company currently has a liability insurance policy which insures directors and officers of the Company in certain circumstances. The policy also insures the Company against losses as to which its directors and officers are entitled to indemnification.

ITEM 16.   EXHIBITS

         (a)      Exhibits


    *5.1     Opinion of Andrews & Kurth L.L.P.
   *23.1     Consent of Arthur Andersen LLP.
   *23.2     Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
   *24.1     Powers of Attorney (included as part of the signature page of this Registration Statement).

---------------------------
* Filed herewith.


ITEM 17.   UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.

                  Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

                  (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, Texas, on the 31st day of August, 1999.
                                   ENERGY BIOSYSTEMS CORPORATION

                                   By: /s/ Peter Policastro
                                       --------------------------------------
                                       Peter Policastro
                                       President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Energy BioSystems Corporation (the "Company") hereby constitutes and appoints Peter Policastro, William E. Nasser, and Paul
G. Brown, III, or any of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                                     TITLE                                  DATE
                ---------                                     -----                                  ----
/s/  Peter Policastro                          President and Chief Executive Officer            August 31, 1999
------------------------------------------       (PRINCIPAL EXECUTIVE OFFICER)
     Peter Policastro

/s/  Paul G. Brown, III                            Vice President--Finance and                  August 31, 1999
------------------------------------------           Chief Financial Officer
     Paul G. Brown, III                    (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

/s/  Daniel J. Monticello, Ph.D.                   Vice President--Research and                 August 31, 1999
------------------------------------------          Development, and Director
     Daniel J. Monticello, Ph.D.

/s/  William E. Nasser                                 Chairman of the Board                    August 31, 1999
------------------------------------------
     William E. Nasser

/s/  Ramon Lopez                                             Director                           August 31, 1999
------------------------------------------
     Ramon Lopez

/s/  R. James Comeaux                                        Director                           August 31, 1999
------------------------------------------
     R. James Comeaux

/s/  Edward B. Lurier                                        Director                           August 31, 1999
------------------------------------------
     Edward B. Lurier

/s/  Thomas E. Messmore                                      Director                           August 31, 1999
------------------------------------------
     Thomas E. Messmore

/s/  John S. Patton                                          Director                           August 31, 1999
------------------------------------------
     John S. Patton

/s/  William D. Young                                        Director                           August 31, 1999
------------------------------------------
     William D. Young

                                INDEX TO EXHIBITS


EXHIBIT NO.            DESCRIPTION
-----------            -----------

     *5.1       Opinion of Andrews & Kurth L.L.P.
    *23.1       Consent of Arthur Andersen LLP
    *23.2       Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)
    *24.1       Powers of Attorney  (included as part of the signature page of this Registration Statement).

---------------------------
* Filed herewith.